August 24, 2010

Mark C. Shannon

Branch Chief

Securities and Exchange Commission

Washington D.C.  20549-4628

Dear Mr. Shannon:

We are in receipt of your letter dated August 20, 2010, in which you comment on the following filings:

Bullion Monarch Mining, Inc.

Form 10-K for the fiscal year ended April 30, 2010

Filed July 16, 2010

And

Bullion Monarch Mining, Inc. (New)

Form 10 filed July 23, 2010

File No. 1-03896

As requested we are responding to your letter as follows:

We have amended both of the above referenced filings to remove any language or reference that might be construed as attributing responsibility or decision making to the SEC.  We have removed from both documents, all references to the Office of General Counsel and/or the Commissioners of the SEC.  We understand that Bullion Monarch Mining, Inc. and its management are solely responsible for the accuracy and adequacy of the disclosures we have made in these filings, as well as all other filings we have made in the past or may make in the future.  We have made every effort to ensure that the above referenced filings include all information required by the Securities Exchange Act of 1934 and all other applicable U.S. securities regulations.

On behalf of Bullion Monarch Mining, Inc. (the “Company”), I am hereby requesting the effective date of the above referenced Registration Statement be accelerated so that the same shall become effective as of September 3, 2010, at 3:00 PM Eastern Time, or as soon thereafter as is practicable.  Additionally, on behalf of the Company, to the extent applicable, it recognizes and agrees that:

               -        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective,

                        it does not foreclose the Commission from taking any action with respect to the filing;

               -        the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

              -         the Company may not assert staff comments and the declaration of effectiveness a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

                        States.

Additionally, in response to your letter, Bullion Monarch Mining, Inc. acknowledges the following:

-

Bullion Monarch Mining, Inc. is responsible for the adequacy and accuracy of the disclosures in the above referenced filings.

-

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filings of Bullion Monarch Mining, Inc. and

-

Bullion Monarch Mining, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Philip L. Manning

Philip L. Manning

Chief Financial Officer

Bullion Monarch Mining, Inc.